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                              April 2, 2024

       Rhonda Keaveney
       Chief Executive Officer
       Invech Holdings, Inc.
       7339 E. Williams Drive
       Unit 26496
       Scottsdale, AZ 85255

                                                        Re: Invech Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-276779

       Dear Rhonda Keaveney:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed March 22,
2024

       Security Ownership of Certain Beneficial Owners and Management, page 59

   1. Please revise to provide the required information as of the most recent practicable date.
                                                        Refer to Item 403 of
Regulation S-K. In this regard, we note the dated reference to
                                                        September 30, 2023.
       Item 16. Exhibits and Financial Statement Schedules, page F-1

   2. Please tell us why you are providing separate financial statements as of and for the periods ended December 31, 2022
and 2021, March 31, 2023, June 30,2023, and September 30,
                                                        2023.
 Rhonda Keaveney
FirstName   LastNameRhonda Keaveney
Invech Holdings,  Inc.
Comapany
April       NameInvech Holdings, Inc.
       2, 2024
April 22, 2024 Page 2
Page
FirstName LastName
3. Please revise to eliminate the label "unaudited" throughout pages F-29 through F-32 as they represent audited financial statements and related notes.
General

4. Please have your auditor provide an updated consent to reflect the appropriate report date and periods presented in the financial statements included in the filing.
       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services